UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of July, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated July 27, 2006 and Quarterly Report for the second quarter ending June 30, 2006
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2006		Cameco Corporation

	By:	“Gary M.S. Chad” Gary M.S. Chad
Senior Vice-President, Governance,
Legal and Regulatory Affairs, and
Corporate Secretary

Share
Listed	Symbol
TSX	CCO
NYSE	CCJ
web site address:
cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Higher Earnings for the Second Quarter
Saskatoon, Saskatchewan, Canada, July 28, 2006
Cameco Corporation today reported its unaudited financial results for the second quarter and six months ended June 30, 2006. All numbers in this release are in Canadian dollars, unless otherwise stated. For a more detailed discussion of our financial results, see the management’s discussion and analysis (MD&A) following this news release.
Second Quarter 2006

	Three Months Ended
Financial Highlights	June 30
($ millions except per share amounts)	2006	2005	Change %
Revenue (a)	417	287	45
Earnings from operations	89	37	141
Cash provided by (used in) operations (b)	40	(45)	189
Net earnings	149	32	366
Earnings per share – basic ($)	0.42	0.09	367
Earnings per share – diluted ($)	0.40	0.09	344
Adjusted net earnings (c)	76	32	138

(a)	In the second quarter of 2006, revenue from Bruce Power Limited Partnership (BPLP) was proportionately consolidated. In the second quarter of 2005, consolidated BPLP revenue was accounted for using the equity accounting method.

(b)	After working capital changes.

(c)	Net earnings for the three and six month periods ended June 30, 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.
In the second quarter of 2006, Cameco recorded a non-cash recovery of $73 million ($0.19 per share diluted) of future income taxes related to reductions in federal and provincial income tax rates. The following discussion of consolidated earnings excludes these items to provide a more representative comparison of the operating results.
“For the second quarter in a row, Cameco has significantly increased revenue, earnings and cash flow compared to last year,” said Jerry Grandey, Cameco’s president and CEO. “The electricity and gold businesses helped results in the second quarter while the uranium business made the largest contribution in the first quarter.”

In the second quarter of 2006, our net earnings were $149 million ($0.40 per share diluted). Our adjusted net earnings were $76 million ($0.21 per share diluted), $44 million higher than in 2005, due to improved results in the electricity and gold businesses. The higher earnings were partially offset by higher expenses for administration and income taxes. Due to the uneven timing of uranium and conversion deliveries as well as scheduled outages at Bruce Power Limited Partnership (BPLP), quarterly results are not a good indicator of Cameco’s annual results.
Cash from operations in the second quarter of 2006 was $40 million compared to a net usage of $45 million in 2005. The increase of $85 million reflects higher revenue compared to the same period in 2005. The accounts receivable balance decreased to $256 million at June 30, 2006 compared to $340 million at December 31, 2005.
In our uranium business, earnings before taxes declined to $28 million from $31 million last year, while the profit margin increased to 26% from 25% in the same period of 2005 as the higher realized selling price was offset by increased costs. Compared to the second quarter of 2005, revenue from our uranium business rose by 1% to $141 million as a 35% increase in the realized selling price (in US dollars) was largely offset by an 18% decline in deliveries.
In Canadian dollars, the average realized price increased by 22% due to the stronger Canadian dollar relative to the US dollar. The increase in our average realized price in the second quarter of 2006 was the result of higher prices under fixed-price contracts and a higher uranium spot price, which increased 57% to $43.42 (US) compared to the second quarter of 2005.
Cameco’s pre-tax earnings from BPLP in the second quarter of 2006 increased to $38 million compared to $14 million in 2005, due to a higher capacity factor and lower operating costs in 2006. BPLP achieved a capacity factor of 95% in the second quarter of 2006, compared to 71% in the same period of 2005. Operating costs declined from $328 million in the second quarter of 2005 to $189 million in 2006.
“We are pleased to see that our previous investments in upgrading the Bruce B reactors are now resulting in substantially increased performance and reduced costs,” Grandey said. “We are looking forward to many years of solid performance.”
For gold, revenue in the second quarter of 2006 increased by $3 million to $121 million compared to the second quarter of 2005, while the gross profit margin increased to 37% from 30%. The higher revenue was a result of increased gold prices, partially offset by lower production at Kumtor. As a result of higher gold spot prices, the realized price for gold in the second quarter increased 49% to $632 (US) per ounce compared to $423 (US) in the second quarter of 2005.

Year to Date 2006

	Six Months Ended
Financial Highlights	June 30
($ millions except per share amounts)	2006	2005	Change %
Revenue (a)	959	503	91
Earnings from operations	233	52	348
Cash provided by operations (b)	326	38	758
Net earnings	266	59	351
Earnings per share – basic ($)	0.76	0.17	347
Earnings per share – diluted ($)	0.72	0.17	324
Adjusted net earnings (c)	193	59	227

(a)	In the first six months of 2006, revenue from Bruce Power Limited Partnership (BPLP) was proportionately consolidated. In the first six months of 2005, consolidated BPLP revenue was accounted for using the equity accounting method.

(b)	After working capital changes.

(c)	Net earnings for the six month periods ended June 30, 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.
For the six months ended June 30, 2006, our net earnings were $266 million ($0.72 per share diluted). Our adjusted net earnings were $193 million ($0.52 per share diluted), $134 million higher than the net earnings of $59 million ($0.17 per share diluted) recorded in 2005 due to improved results in the electricity and gold businesses. These increases were partially offset by higher expenses for administration and income taxes.
In the first six months of 2006, we generated $326 million cash from operations compared to $38 million in 2005. The increase of $288 million reflects higher revenue compared to 2005 and collection of fourth quarter 2005 accounts receivable in the first quarter of 2006.
At June 30, 2006, our consolidated net debt to capitalization ratio was 8%, down from 9% at the end of 2005. In 2006, we used cash on hand to redeem a total of $150 million in debentures.
Outlook for Third Quarter 2006
We expect consolidated revenue for the third quarter of 2006 to be lower than that of the second quarter of 2006. This is due to the expected decrease in gold production and anticipated lower uranium sales volume, partially offset by expected higher electricity prices.
The projections noted previously assume no major changes in Cameco’s business units’ ability to supply product and services and no significant changes in our current estimates for price, cost and volume.

Outlook for the Year 2006
In 2006, Cameco expects consolidated revenue to grow by about 50% over 2005 due to improved uranium markets and the proportionate consolidation of BPLP revenue. On a consolidated basis, our gross profit margin is projected to improve to 30% from 23% reported in 2005.
In the uranium business, we expect revenue to be about 15% higher due to a stronger realized price, partially offset by a decrease in sales volumes. We also anticipate that revenue from the fuel services business will be about 50% higher than in 2005 due to an anticipated 10% increase in sales deliveries, an increase in the average realized selling price and the inclusion of revenue from Zircatec Precision Industries, Inc.
BPLP earnings in 2006 are projected to be moderately less than in 2005 mainly as a result of lower than expected electricity prices, which were very strong in 2005. This earnings outlook assumes the B units will achieve a targeted capacity factor in the low 90% range and that there will be no significant changes in our current estimates for costs and prices.
Based on Centerra’s current plans, total production for the year is now forecast at 570,000 to 575,000 ounces compared to 680,000 to 695,000 ounces expected previously. The revised forecast for 2006 is due to the recently announced pit wall ground movement experienced at the Kumtor mine in July. Centerra produced 787,000 ounces in 2005.
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.12.
For 2006, the effective tax rate is expected to be in the range of 10% to 15%. This range is based on the projected distribution of income among the various tax jurisdictions being weighted more heavily toward foreign subsidiaries compared to 2005. This projected effective tax rate does not reflect the reductions in the corporate tax rates recently enacted by the provincial and federal governments.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in the MD&A that follows this news release.

Quarterly Dividend Notice
Cameco announced today that the company’s board of directors approved a quarterly dividend of $0.04 per share on the outstanding common shares of the corporation that is payable on October 13, 2006, to shareholders of record at the close of business on September 29, 2006.
Conference Call
Cameco invites you to join its second quarter conference call on Friday, July 28, 2006 from 11:00 a.m. to 12:00 p.m. Eastern time (9:00 a.m. to 10:00 a.m. Saskatoon time).
The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. To join the conference on Friday, July 28, please dial (416) 695-5259 or (877) 888-4210 (Canada and US). An audio feed of the call will be available on the website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern time, Friday August 11, by calling (416) 695-5275 or (888) 509-0081 (verbal pass code 626183).
Additional Information
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a limited partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
- End -

For further information:

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

Second Quarter Management’s Discussion and Analysis
The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended June 30, 2006, as well as the audited consolidated financial statements for the company for the year ended December 31, 2005 and management’s discussion and analysis (MD&A) of the audited financial statements, both of which are included in the 2005 annual report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2005 annual report is available on the company’s website at cameco.com.
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A and the section titled “Risks and Risk Management” in the MD&A contained in the company’s 2005 Annual Report.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three months ended		Six months ended		YTD
	June 30		June 30		Change
Financial Highlights	2006	2005	2006	2005	%
Revenue ($ millions) (a)	417	287	959	503	91
Earnings from operations ($ millions)	89	37	233	52	348
Cash provided by (used in) operations (b) ($ millions)	40	(45)	326	38	758
Net earnings ($ millions)	149	32	266	59	351
Earnings per share (EPS) – basic ($)	0.42	0.09	0.76	0.17	347
EPS – diluted ($)	0.40	0.09	0.72	0.17	324
Adjusted net earnings ($ millions) (c)	76	32	193	59	227
Average uranium (U3O8) spot price ($US/lb U3O8)	43.42	27.67	41.19	24.73	67
Average realized uranium price
• $US/lb U3O8	20.21	14.92	19.91	14.38	38
• $Cdn/lb U3O8	24.89	20.42	23.95	19.56	22
Average realized electricity price per megawatt hour ($/MWh)	48	53	49	51	(4)
Average Ontario electricity spot price ($/MWh)	45	60	48	58	(17)
Average realized gold price ($US/ounce)	632	423	587	420	40
Average spot market gold price ($US/ounce)	628	427	591	427	38

(a)	In the first six months of 2006, revenue from Bruce Power Limited Partnership (BPLP) was proportionately consolidated. In the first six months of 2005, consolidated revenue did not include BPLP’s proportionate share as we accounted for BPLP using the equity accounting method.

(b)	After working capital changes.

(c)	Net earnings for the three and six month periods ended June 30, 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.
FINANCIAL RESULTS
Consolidated Earnings
Second Quarter
In the second quarter of 2006, Cameco recorded a non-cash recovery of $73 million ($0.19 per share diluted) of future income taxes related to reductions in federal and provincial income tax rates. Consolidated earnings in the following discussion are adjusted to exclude these items in order to provide a more meaningful basis for period-to-period comparisons of the financial results. A non-GAAP measure, adjusted net earnings should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP.

For the three months ended June 30, 2006, our net earnings were $149 million ($0.40 per share diluted). Our adjusted net earnings were $76 million ($0.21 per share diluted), $44 million higher than the net earnings of $32 million ($0.09 per share diluted) recorded in 2005 due to improved results in the electricity and gold businesses. These increases were partially offset by higher expenses for administration and income taxes.
For second quarter details on the uranium, fuel services, electricity and gold businesses, see “Business Segment Results” later in this report.
In the second quarter of 2006, our total costs for administration, exploration, interest and other were $40 million, $2 million lower than in the same period of 2005. Administration costs were $8 million higher while interest and other charges were $9 million lower than in the second quarter of 2005. Administrative costs reflected increased costs for Sarbanes-Oxley compliance ($4 million) and stock compensation ($2 million). In addition, administration costs at Centerra Gold Inc. (Centerra) rose by $2 million due to higher charges for stock-based compensation and business development. Interest and other charges declined due primarily to interest income on higher cash balances ($7 million) and gains on derivatives ($4 million). The decline was partially offset by higher gross interest costs ($3 million) resulting from the proportionate consolidation of Bruce Power Limited Partnership (BPLP).
In the second quarter of 2006, exploration expenditures were unchanged from the second quarter of 2005 at $12 million. Uranium exploration expenditures increased to $6 million compared to $4 million in 2005. Uranium exploration programs are focused in Saskatchewan, Australia and Nunavut. In the gold business, Cameco’s 53% owned subsidiary, Centerra, reduced its exploration expenditures by $2 million.
In April, the government of Saskatchewan amended the provincial income tax laws to provide for a 5% reduction in the general corporate income tax rate. The provincial tax rate is declining from 17% to 12% over a three-year period commencing July 1, 2006. In May, the federal government introduced amendments to the Canadian Income Tax Act that provide for a 2% reduction in the general corporate income tax rate. The federal tax rate is declining from its previous level of 21% to 19% over a three-year period commencing in 2008. In addition, amendments were also introduced to eliminate the corporate surtax, which will effectively decrease the federal income tax rate by 1%, starting in 2008.
Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $73 million ($0.19 per share diluted) in the second quarter of 2006.
In addition, we received confirmation that the Saskatchewan provincial resource surcharge would be deductible for years prior to 1999, allowing us to record a $12 million reduction of future taxes.

Our effective tax rate decreased to 9% in the second quarter from 17% in the same period of 2005. The effective rate for 2006 excludes the $85 million in tax recoveries recorded in the second quarter. Our expected tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries.
Earnings from operations increased to $89 million in the second quarter of 2006, from $37 million in 2005. The aggregate gross profit margin increased in the second quarter to 31% from 27% in 2005 due to higher realized prices for uranium and gold.
Year to Date
For the six months ended June 30, 2006, our net earnings were $266 million ($0.72 per share diluted). Our adjusted net earnings were $193 million ($0.52 per share diluted), $134 million higher than the net earnings of $59 million ($0.17 per share diluted) recorded in 2005 due to improved results in the electricity and gold businesses. These increases were partially offset by higher expenses for administration and income taxes.
For year-to-date details on the uranium, fuel services, electricity and gold businesses, see “Business Segment Results” later in this report.
Our year-to-date total costs for administration, exploration, interest and other were $86 million, $10 million higher than in the same period of 2005. Administration costs were $18 million higher due largely to a $7 million increase in costs at Centerra, related to stock-based compensation and business development. In addition, Cameco recorded increased expenses for stock compensation primarily attributable to increased share prices ($4 million) and incurred higher charges for Sarbanes-Oxley compliance ($4 million).
During the first six months of 2006, exploration expenditures increased to $25 million from $24 million in the same period of 2005. Uranium exploration expenditures increased to $12 million compared to $9 million in 2005. In the gold business, Cameco’s 53% owned subsidiary, Centerra, reduced its exploration expenditures by $2 million.
Interest and other charges were $9 million lower than in 2005 due primarily to higher interest income on cash balances ($11 million) and gains for derivatives ($3 million). The lower charges were partially offset by higher gross interest costs ($6 million) resulting from the proportionate consolidation of BPLP.
Our effective tax rate decreased to 9% in 2006 from 19% in 2005 due to a lower proportion of total income being taxable in Canada. The effective rate for 2006 excludes $85 million in tax recoveries recorded in the second quarter.
Earnings from operations increased to $233 million in the first six months of 2006 from $52 million in the same period of 2005. The aggregate gross profit margin increased in 2006 to 33% from 25% in 2005 due to higher realized prices for uranium and gold.

Quarterly Financial Results ($ millions except per share amounts)

	2006		2005				2004
Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	417	542	522	288	287	216	361	313
Net earnings	149	117	81	79	32	26	37	52
EPS — basic ($)	0.42	0.34	0.23	0.22	0.10	0.08	0.10	0.15
EPS — diluted ($)	0.40	0.32	0.22	0.21	0.09	0.08	0.10	0.15
EPS — adjusted and diluted ($)	0.21	0.32	0.20	0.21	0.09	0.08	0.10	0.11
Cash from operations	40	286	91	148	(45)	84	59	140
Revenue of $417 million in the second quarter of 2006 was 23% lower than in the first quarter due to unusually high deliveries of nuclear products in the first three months of 2006. Revenue is driven by deliveries in our uranium and fuel services businesses, and has tended to be higher in the fourth quarter.
Net earnings do not trend directly with revenue because past results are significantly influenced by results from BPLP. Prior to November 1, 2005, the equity method of accounting was applied to the investment in BPLP and thus no BPLP revenue or costs were recorded. On November 1, 2005, Cameco moved to proportionate consolidation of BPLP’s financial results. For the first and second quarters of 2006, we have included our share of revenue, expenses and cash flow from the Bruce B reactors. The adjustment in our accounting method for BPLP does not change the reporting of our net earnings.
Cash from operations tends to fluctuate due largely to the timing of deliveries and product purchases in the uranium production and conversion services businesses.
Cash Flow
In the second quarter of 2006, we generated $40 million cash from operations compared to a net usage of $45 million in 2005. The change of $85 million reflects higher revenue compared to the second quarter of 2005.
In the first six months of 2006, we generated $326 million cash from operations compared to $38 million in 2005. The increase of $288 million reflects higher revenue compared to 2005 and collection of fourth quarter 2005 accounts receivable in the first quarter of 2006. The accounts receivable balance decreased to $256 million at June 30, 2006 from $340 million at December 31, 2005.
Balance Sheet
At June 30, 2006, our total debt was $707 million, representing a decrease of $152 million compared to December 31, 2005. At June 30, 2006, our consolidated net debt to capitalization ratio was 8%, down from 9% at the end of 2005. In 2006, we used cash on hand to redeem a total of $150 million in debentures.

Compared to the end of 2005, our product inventories increased by $26 million due primarily to higher carrying values for uranium. The average cost of our uranium and conversion services inventories has risen due to a significant increase in the cost of purchased material.
At June 30, 2006, our consolidated cash balance totalled $481 million with Centerra holding about $250 million of this amount.
Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings.

	Book Value	Market Value[1]
Investment ($ millions)	June 30/06	June 30/06	Dec. 31/05

Centerra Gold Inc.	$434	$1,310	$1,069
UEX Corporation	20	130	167

Total	$454	$1,440	$1,236

[1]	Market value is calculated as the number of shares outstanding multiplied by the closing share price as quoted on the TSX on December 31, 2005 and June 30, 2006.
Foreign Exchange Update
Cameco sells most of its uranium and fuel services in US dollars while it produces most of its uranium and fuel services in Canada. As a result, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars.
We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Hedging activities partly sheltered our uranium and fuel services revenues against declines in the US dollar in the shorter term.
Cameco also has a natural hedge against US currency fluctuations as a portion of its annual cash outlays, including purchases of uranium and fuel services, are denominated in US dollars. While natural hedges provide this protection, the influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
At each balance sheet date, Cameco calculates the mark-to-market value of all foreign exchange contracts with that value representing the gain or loss that would have occurred if the contracts had been closed at that point in time. We account for foreign exchange contracts that meet certain defined criteria (specified by generally accepted accounting principles) using hedge accounting. Under hedge accounting, mark-to-market gains or losses are included in earnings only at the point in time that the contract is designated for use. In all other circumstances, mark-to-market gains or losses are reported in earnings as they occur.
During the quarter, the Canadian dollar strengthened against the US dollar from $1.17 at March 31, 2006 to $1.12 at June 30, 2006.

At June 30, 2006, we had foreign currency contracts of $1,115 million (US) and EUR 40 million that were accounted for using hedge accounting and foreign currency contracts of $127 million (US) that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2006	2007	2008	2009	2010
$ millions (US)	277	420	275	200	70
EUR millions	16	11	9	4	—
These contracts have an average effective exchange rate of $1.19 (Cdn) per $1.00 (US), which reflects the original foreign exchange spot prices at the time contracts were entered into and includes deferred revenue.
At June 30, 2006, the mark-to-market gain on all foreign exchange contracts designated as hedges was $49 million compared to a $17 million gain at March 31, 2006. For those contracts not designated as hedges, the mark-to-market amount has been included in earnings for 2006.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At June 30, 2006, deferred revenue totalled $28 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

Deferred revenue	2006	2007	2008	2009
$ millions (Cdn)	17	11	—	—
In the second quarter of 2006, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and fuel services sales less US dollar cash expenses and US dollar product purchases. For the uranium and fuel services in the second quarter of 2006, the effective exchange rate, after allowing for hedging, was about $1.23 compared to $1.37 in the second quarter of 2005. Results from the gold business are translated into Canadian dollars at prevailing exchange rates.
For 2006, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $2 million (Cdn).
Outlook for Third Quarter 2006
We expect consolidated revenue for the third quarter of 2006 to be lower than that of the second quarter of 2006. This is due to the expected decrease in gold production and anticipated lower uranium sales volume, partially offset by expected higher electricity prices.
Projections for the third quarter assume no major changes in Cameco’s business units’ ability to supply product and services and no significant changes in our current estimates for price, cost and volume.

Outlook for the Year 2006
In 2006, Cameco expects consolidated revenue to grow by about 50% over 2005 due to improved uranium markets and the proportionate consolidation of BPLP revenue. On a consolidated basis, our gross profit margin is projected to improve to 30% from 23% reported in 2005.
In the uranium business, we expect revenue to be about 15% higher due to a stronger realized price offset somewhat by decreased sales volumes. We also anticipate that revenue from the fuel services business will be about 50% higher than in 2005 due to an anticipated 10% increase in deliveries, an increase in the average realized selling price and the inclusion of revenue from Zircatec Precision Industries, Inc. (Zircatec).
BPLP earnings in 2006 are projected to be moderately less than in 2005 mainly as a result of lower expected electricity prices, which were very strong in 2005. This earnings outlook assumes the B units will achieve a targeted capacity factor in the low 90% range and that there will be no significant changes in our current estimates for costs and prices.
Based on Centerra’s current plans, total production for the year is now forecast at 570,000 to 575,000 ounces compared to 680,000 to 695,000 ounces expected previously. The revised forecast for 2006 is due to the recently announced pitwall ground movement experienced at the Kumtor mine in July. Centerra produced 787,000 ounces in 2005.
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.12.
Administration costs are projected to be about 15% greater than in 2005. The increase reflects higher charges for stock compensation, business development and costs to maintain the workforce. Exploration costs are expected to be about $65 million in 2006. Of this, $34 million is targeted for uranium.
For 2006, the effective tax rate is expected to be in the range of 10% to 15%. Our expected tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries. This range is based on the projected distribution of income among the various tax jurisdictions being weighted more heavily toward foreign subsidiaries compared to 2005. This projected effective tax rate does not reflect the reductions in the corporate tax rates recently enacted by the provincial and federal governments.
Outlook Information
For additional discussion on the company’s business prospects for the third quarter of 2006 and for the full year, see the outlook section under each business segment.

BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium
•	Fuel services
•	Nuclear electricity generation
•	Gold
URANIUM
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Revenue ($ millions)	141	139	425	217
Gross profit ($ millions)	36	35	133	47
Gross profit %	26	25	31	22
Earnings before taxes ($ millions)	28	31	117	39
Average realized price
($US/lb)	20.21	14.92	19.91	14.38
($Cdn/lb)	24.89	20.42	23.95	19.56
Sales volume (million lbs)	5.6	6.8	17.6	11.1
Production volume (million lbs)	5.4	5.8	9.7	10.6
Uranium Results
Second Quarter
Compared to the second quarter of 2005, revenue from our uranium business rose by 1% to $141 million as a 35% increase in the realized selling price (in US dollars) was largely offset by an 18% decline in deliveries. The timing of deliveries of nuclear products within a calendar year is at the discretion of customers. Therefore our quarterly delivery patterns can vary significantly. The average realized price in Canadian dollars increased by 23%, with the stronger Canadian dollar relative to the US dollar having a dampening effect. The increase in the average realized price was the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $43.42 (US) per pound in the second quarter of 2006 compared to $27.67 (US) in 2005. Higher realized prices result in higher basic royalties.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DDR) increased to $105 million in the second quarter of 2006 from $104 million in 2005 due to a 21% rise in the unit cost of product sold, offset by the 18% decline in deliveries. The unit cost of product sold increased due to higher costs for purchased uranium and higher basic royalty charges.
Our earnings before taxes from the uranium business declined to $28 million from $31 million in the second quarter last year, while the profit margin rose slightly to 26% from 25% in the same period of 2005. The higher realized selling price was offset by increased costs.

Year to Date
Compared to the first six months of 2005, revenue from our uranium business rose by 96% to $425 million due largely to a 59% increase in sales volume. The timing of deliveries of nuclear products within a calendar year is at the discretion of customers and our quarterly delivery patterns can therefore vary significantly. An increase in the realized selling price also contributed to the higher revenue, rising by 38% (in US dollars) over the second quarter of 2005. The average realized price in Canadian dollars, however, increased by only 23% due to the stronger Canadian dollar relative to the US dollar. The increase in the average realized price was the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $41.19 (US) per pound in 2006 compared to $24.73 (US) in 2005.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DDR), increased to $292 million in 2006 compared to $170 million in 2005 due to the 59% increase in deliveries and an 8% rise in the unit cost of product sold. The increase in the unit cost of product sold reflected higher costs for purchased uranium and higher royalty charges.
Our earnings before taxes from the uranium business increased to $117 million from $39 million last year, while the profit margin rose to 31% from 22% in 2005.
Uranium Outlook for Third Quarter 2006
Given the tight market conditions in uranium supply, and to provide flexibility by augmenting our supply sources, Cameco has entered into standby product loan agreements with two of our customers. The loan agreements will help mitigate the consequences of any short-term supply disruption. These arrangements, which were finalized in June and July of 2006, allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008, with repayment in 2008 and 2009. Of this material, up to approximately 1.4 million kgU can be borrowed in the form of uranium hexafluoride (UF6). Any borrowings will be secured by letters of credit and be settled in kind.
In accordance with applicable accounting rules, revenue recognition from future sales to these customers, up to the limit of the loan facilities, will be deferred until the loan facilities are terminated, regardless of whether any material is borrowed.
Accordingly, Cameco will defer revenue from the sale of 3 million pounds U3O8 in the third quarter of 2006 and 1 million pounds in the fourth quarter. While the revenue is deferred, there is no cash impact. The deferred revenue will be recognized in the period that the loan agreement terminates.
As a result of the deferral mentioned above, our sales volumes are expected to be 10% lower in the third quarter than the second quarter of 2006. In addition, the realized price is expected to decline by 5% compared to the second quarter. As a result, revenue and gross profit are projected to be lower than in the second quarter.

Uranium Outlook for the Year 2006
In 2006, we expect our uranium revenue to be about 15% higher than in 2005 due to a projected 20% improvement in the expected realized selling price (in Canadian dollars) offset slightly by a decrease in sales volume. Uranium deliveries are expected to total 36 million pounds, of which revenue will be recognized on 32 million pounds in 2006 reflecting the deferral of revenue recognition mentioned above.
Cameco’s share of uranium production for 2006 is projected to increase slightly to 21.4 million pounds of U3O8 from 21.2 million in 2005.
Uranium margins are expected to improve to about 30% compared to 23% in 2005.
The third quarter and the 2006 financial results outlook for the uranium business segment is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our mines or third-party sources, and

•	a US/Canadian spot exchange rate of $1.12.
Uranium Price Sensitivity 2006
For the remainder of 2006, a $1.00 (US) per pound change in the uranium spot price from $46.00 (US) per pound would change revenue and net earnings by less than $1 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.18 (Cdn), which accounts for our currency hedge program.
Uranium Price Sensitivity (2006 to 2008)
The table below shows an indicative range of average prices that Cameco would expect to realize under the current sales portfolio. The prices shown in the table are intended to show how various market price scenarios may impact Cameco’s uranium revenue. This analysis makes a number of assumptions that are included as table footnotes.
As shown in the $45.00 (US) spot price scenario, Cameco would expect to realize an average price of $33.75 (US), or about 75% of the spot price, by 2008 if prices remain at or close to $45.00 (US). If spot prices rose to $55.00 (US), Cameco would expect to realize an average price of $38.50 (US), or about 70% of the spot price, by 2008. On the other hand, if prices fell to $35.00 (US), Cameco would expect to realize an average price of $28.75 (US), or about 82% of the spot price, by 2008.

Cameco Expected Average Realized Uranium Price
(In brackets, expressed as a % of Spot Price)
Current US $/lb U3O8

Spot Price	2006		2007		2008
$35	$19.75	(56%)	$23.00	(66%)	$28.75	(82%)
$45	$20.00	(44%)	$26.25	(58%)	$33.75	(75%)
$55	$20.25	(37%)	$28.75	(52%)	$38.50	(70%)
Key Assumptions:
•	2006 uranium sales volumes of about 36 million pounds U3O8 and similar sales volumes for 2007 and 2008,

•	sales volume estimates assume no interruption in the company’s supply from its own production or from third parties,

•	2006 sales volumes are fully committed, 2007 sales volumes are almost all committed and 2008 is less committed,

•	all uncommitted volumes are assumed to be delivered at the prevailing spot price,

•	the long-term price in a given year is assumed to be equal to the average spot price for that year,

•	all other price indicators are assumed to trend toward the spot price,

•	the annual inflation rate is equal to 2.5%, and

•	the average realized prices estimated at each $35 (US), $45 (US) and $55 (US) for 2006 include the actual average spot price for the first six months of the year of $41.19 (US).
We intend to continue targeting a 60 / 40 mix of market-related and fixed pricing adjusted by inflation mechanisms, however, as market conditions change, we may adjust this ratio. The overall strategy will continue to focus on achieving longer contract terms, floor prices that provide downside protection and retaining an adequate level of upside potential. Today, new contracts tend to reflect contract durations of up to 10 years or more, and in the case of market price related contracts, floor prices at about 80% of the prevailing spot price at the time of contract negotiation and exposure to higher prices. It is important to note that not all contracts are market related or have floor prices.
Uranium Market Update
Uranium Spot Market
The industry average spot price (TradeTech and UxC) on June 30, 2006 was $45.75 (US) per pound U3O8, up 12% from $40.75 (US) at March 31, 2006. This compares to $29.00 (US) on June 30, 2005 and $22.55 (US) on March 31, 2005.
Total spot market volume reported for the second quarter of 2006 was 6.2 million pounds U3O8 for a total of 13.6 million pounds year-to-date. Demand is significantly lower than in 2005, when 12.1 million pounds were transacted in the second quarter for a total of 24.3 million pounds in the first half of 2005. Despite the moderate level of demand, supplies remained tight and prices continued to rise throughout the quarter.

Uranium Long-Term Market
The industry average long-term price (TradeTech and UxC) on June 30, 2006 was $46.75 (US) per pound U3O8, up 13% from $41.50 (US) at the end of March 2006. This compares to $30.00 (US) on June 30, 2005 and $27.25 (US) on March 31, 2005.
The long-term market remained active in the second quarter as utilities continue to seek long-term contracts with reliable primary suppliers in an effort to mitigate risk. Long-term contracting is expected to be more than 200 million pounds in 2006, well above historic levels but less than the 240 million pounds contracted in 2005.
Uranium Operations Update
Uranium Production

	Three months ended		Six months ended
Cameco’s share of	June 30		June 30		2006 planned
production (million lbs U3O8)	2006	2005	2006	2005	production
McArthur River/Key Lake	3.2	3.7	5.9	6.5	13.1
Rabbit Lake	1.6	1.6	2.6	3.1	5.9
Smith Ranch/ Highland	0.4	0.3	0.8	0.6	1.6
Crow Butte	0.2	0.2	0.4	0.4	0.8

Total	5.4	5.8	9.7	10.6	21.4

McArthur River/Key Lake
Cameco’s share of production at McArthur River/Key Lake was 3.2 million pounds for the second quarter of 2006 and 5.9 million pounds for the first six months of 2006. Quarter-to- quarter variation in production is typical and can result from planned maintenance shutdowns and normal variation in ore production.
Year-to-date production remains lower than for 2005 as a result of a planned mill shutdown at Key Lake in the second quarter and first quarter mill process difficulties that resulted from high concentrations of concrete in the uranium ore slurry. Concrete is introduced at McArthur River when mining adjacent to previously mined-out areas that have been backfilled with concrete. The project to install sand filters in the mill to improve the clarity of the uranium solution experienced some minor delays associated with material delivery times and construction co-ordination issues. We now expect this project to be completed in the third quarter of 2006.
Second quarter production improved significantly relative to the first quarter of 2006. This trend is anticipated to continue, with our share of production for the third quarter of 2006 expected to be 3.6 million pounds of U3O8. No mill shutdowns are planned and a steady feed of ore with lower concentrations of concrete is forecast from McArthur River for the remainder of the year. For 2006, Cameco’s share of expected total production at McArthur River/Key Lake is 13.1 million pounds of U3O8.
The collective agreement for unionized employees at the McArthur River and Key Lake operations expired on December 31, 2005. Cameco and the United Steelworkers of America

(USW) continued negotiations through the second quarter of 2006. Cameco recently presented its economic offer, which was considered by the union. In July, Cameco and the USW jointly applied for conciliation to the Director General of the Federal Mediation and Conciliation Service (an arm of the federal government). The conciliation process can take up to 60 days after a conciliator has been appointed. Both parties must consent to extend the process beyond 60 days.
We have applied to increase the annual licensed production limit at both the McArthur River mine and the Key Lake mill to 22 million pounds U3O8 (compared to the current 18.7 million pounds). This application has been undergoing a screening level environmental assessment as required by the Canadian Environmental Assessment Act with the Canadian Nuclear Safety Commission (CNSC) as the responsible authority.
Currently, the CNSC has focused on an evaluation of the longer-term environmental impact of low levels of selenium and molybdenum in the Key Lake mill’s effluent and the concentration of these substances in the downstream receiving environment. Cameco has proposed a modification to the Key Lake mill’s effluent treatment process to reduce concentrations of these and other metals.
Changes to the effluent treatment process will likely require revisions to our current project proposal and additional environmental assessment work. Consequently, an increase in the annual licensed limit will be delayed for some time. Cost estimates associated with the proposed modification are still being prepared.
Rabbit Lake
Rabbit Lake produced 1.6 million pounds of U3O8 during the second quarter of 2006 and a total of 2.6 million pounds for the first six months of 2006. Production for the year-to-date remains lower than for 2005 as a result of the planned mill shutdown and lower grade mill feed in the first quarter of 2006. Second quarter production was equivalent to the second quarter of 2005. Production for the second quarter of 2006 improved relative to the first quarter as a result of improved ore grades associated with more mine production from new mining areas and increased tonnes delivered to the mill. We continue to target 5.9 million pounds of U3O8 for 2006.
We continue to work on the environmental assessment of a plan to process a little over one-half of the uranium from Cigar Lake ore at the Rabbit Lake mill beginning in 2009. During the quarter, we submitted a pre-assessment regulatory communication document and held technical meetings with representatives of regulatory agencies to review our planned approach. This communication approach is expected to increase the efficiency of the environmental impact statement (EIS) review process. Submission of the EIS report is planned for later in 2006.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ leach (ISL) mines produced 0.6 million pounds U3O8 in the second quarter of 2006. The operations are expected to produce 2.4 million pounds in 2006.

Uranium Projects Update
Cigar Lake
Cameco began construction of the Cigar Lake mine on January 1, 2005. The project includes:
•	development of underground workings from the existing shaft,

•	development of a second shaft,

•	freeze hole drilling to condition the ground and prepare the ore zone for production,

•	surface construction of various facilities,

•	a new site-access road, and

•	underground construction mainly of the ore processing area.
As previously disclosed, Cameco experienced a water inflow into the second shaft in April 2006. We have since completed the detailed planning to conduct a ground-freezing program from the existing underground development for the remediation of the inflow and have commenced preparatory work underground. We anticipate that freezing the ground around the perimeter of the shaft, which remains to be developed, will commence by the end of the third quarter of 2006, subject to regulatory approval. Freezing the ground will prevent groundwater from entering the shaft and allow for its completion. Cameco has extensive experience conducting ground-freezing programs at Cigar Lake and McArthur River.
The planned production for 2007 prior to the inflow event was about 7 million pounds, of which Cameco’s share is 50%. Subject to regulatory approval, we expect the mine to begin production at the end of 2007 and mill production in 2008.
Once production begins, there will be a ramp-up period of up to three years before the mine is expected to reach full production of 18 million pounds per year. See the section titled “Uranium Production Outlook” that provides an update of our production estimates for the next few years.
Underground development at Cigar Lake is more than 74% complete. Critical development of the ore process areas is substantially complete, allowing underground facility construction and equipment installation to commence early in the third quarter of 2006.
Due to the extension of the construction period resulting from the second shaft ground-freezing program, the planned number of freeze holes has been increased from 424 holes to 650 holes. As of the end of the second quarter, 290 freeze holes had been drilled. We continue to freeze the first planned production area through a number of the completed freeze holes.
Surface construction continued during the quarter, with satisfactory progress on several major contracts including the permanent residence, the ore slurry loadout building, and the water treatment plant expansion.
Inkai
At the Inkai ISL project in Kazakhstan, there are two production areas currently in development (blocks 1 and 2). At block 1, construction is under way for the commercial processing facility. In 2007, we expect to complete construction and begin commissioning the commercial facility, subject to regulatory approvals. We expect startup of production in late 2007 with commercial production to follow in 2008 after a ramp up period.

At block 2, the test mine produced about 0.2 million pounds U3O8 during the second quarter of 2006 (Cameco’s share is 60%). Approval was received in 2005 to increase the test mine’s capacity to 0.8 million pounds U3O8. Production from the expanded facility started in the second quarter of 2006. Planned production for the test mine in 2006 is expected to total 0.65 million pounds U3O8. We plan to apply for a mining licence in 2007 for block 2. Commercial development of block 2 is planned for 2008.
As previously reported, production from blocks 1 and 2 is expected to total 5.2 million pounds by 2010.
Uranium Production Outlook
Given the deferral in our plans to expand production at McArthur River/Key Lake and the delay at Cigar Lake, we are providing an update for our near-term production outlook.
Cameco’s Share of Production (millions pounds U3O8)

Current Forecast	2007	2008	2009	2010
McArthur River/Key Lake	13.1	13.1	13.8	14.5
Rabbit Lake	5.2	—	—	—
US ISL	2.4	2.4	3.4	4.4
Cigar Lake	—	3.5	5.8	9.0
Inkai	0.6	1.9	2.9	3.1

Total	21.3	20.9	25.9	31.0

While planned production has decreased in the near-term, we still expect to reach our target of more than 30 million pounds production by 2010. In addition, we continue our exploration program around the Rabbit Lake operation and are optimistic that we will find additional reserves to continue producing at this facility in the near term. However, at this time no additional Rabbit Lake reserves are included.
As we have noted in the past, Cameco is a significant trader of uranium. Consequently, we sell more uranium than we produce from our minesites. Cameco has multi-year purchase agreements in place, the most significant being our purchase of uranium derived from blended-down Russian highly enriched uranium (HEU), under which we expect to purchase about 7 million pounds uranium equivalent annually over the period covered by the above table. We also have other committed term purchase arrangements for smaller annual quantities. In addition, we make short-term and spot market purchases.
The current uranium production and HEU purchase forecast noted above for the company is based upon the following key assumptions:
•	the company’s forecast production for each operation noted above is achieved,

•	the company’s schedule for the development of production from Inkai and Cigar Lake is achieved, including the successful remediation of the April 2006 Cigar Lake water inflow incident and the ramp up of production at Cigar Lake and Inkai,

•	the company successfully resolves the issue of selenium and molybdenum in Key Lake effluent and receives regulatory approval for an increase in production at the McArthur River/Key Lake operation,

•	the company is able to obtain or maintain the necessary permits and approvals from government authorities to achieve the forecast production,

•	there is no disruption in production due to natural phenomena, labour disputes or other development and operation risks,

•	no additional reserves are found to extend the Rabbit Lake mine life beyond 2007, and

•	the HEU supplier complies with its delivery commitments.
No assurance can be given that the indicated quantities will be produced. Expected future production is inherently uncertain particularly in the later years of the forecast and could materially change over time.
Uranium Exploration Update1
Millennium
We resumed diamond drilling at the Millennium project in June. Two pilot holes are currently being drilled to test the strike potential along the promising B1 corridor, about 800 metres and 2,800 metres north of the deposit. During the quarter, we continued with pre-feasibility activities, which included various aspects of surface and underground engineering design, and environmental activities.
Regional Exploration
Drilling resumed in June on several projects including Rabbit Lake, Dawn Lake, McArthur River, Virgin River and Southwest Athabasca.
On the Collins Creek prospect, situated within the Dawn Lake project and six kilometres south of the Dawn Lake deposits, we completed seven drill holes bringing the total number of holes for the year to 18. Five of the seven holes completed in June encountered significant uranium mineralization with the best hole intersecting 11% equivalent U3O8 over 9 metres. The 2006 diamond drilling program is designed to produce an initial resource estimate.
Cameco completed its acquisition of a 19.5% share of UNOR Inc. (formerly Hornby Bay Exploration Ltd.). Cameco purchased 22.9 million common shares of UNOR at $0.40 per share through a private placement for $9.2 million. UNOR is a uranium exploration and development company with its head office in Toronto, Ontario. Its principal properties are 226 mineral claims in northwestern Nunavut on the Hornby Basin, a geological formation with similar characteristics to the uranium-rich Athabasca Basin in northern Saskatchewan. Details of the acquisition are provided in Cameco’s news release dated June 19, 2006.

[1]	All references to mineralized intercept thicknesses are expressed as drilled lengths and do not represent true width. Reference to uranium grade is based upon down hole radiometrics.

FUEL SERVICES
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Revenue ($ millions)	57	30	101	56
Gross profit ($ millions)	6	9	16	18
Gross profit %	11	30	16	32
Earnings before taxes ($ millions)	6	8	14	16
Sales volume (million kgU)[1]	4.4	3.0	7.8	5.4
Production volume (million kgU)	2.4	2.6	5.8	6.2

[1]	Kilograms of uranium
Fuel Services Results
Second Quarter
In the second quarter of 2006, revenue from our fuel services business rose by 90% to $57 million compared to the same period in 2005, reflecting the inclusion of revenue from Zircatec Precision Industries (Zircatec) and a 47% increase in conversion deliveries. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, our quarterly delivery patterns can vary significantly. A 4% decrease in the realized selling price partially offset the effect of the higher deliveries. The realized price was negatively impacted by the stronger Canadian dollar. Most conversion sales are at fixed prices and have not yet fully benefited from the recent significant increase in UF6 spot prices.
In the second quarter of 2006, our total cost of products and services sold, including DDR, was $51 million compared to $21 million in 2005. This increase was attributable to the rise in conversion sales volume, the inclusion of Zircatec’s cost of sales and higher costs for purchased conversion, which have trended up with the rise in the UF6 spot price.
In the second quarter of 2006, earnings before taxes from the fuel services business declined to $6 million from $8 million for the same period of 2005, while the gross profit margin decreased to 11% from 30%. The lower profitability was due to the higher cost of purchased conversion coupled with the fixed prices of the sales contracts. Also impacting the gross margin was the rescheduling of the annual maintenance shutdown for the UF6 plant. The shutdown in 2006 occurred in April rather than July as in 2005.
Year to Date
In the first six months of 2006, revenue from our fuel services business rose by 80% to $101 million compared to the same period in 2005, as a result of the inclusion of revenue from Zircatec and a 44% increase in conversion deliveries. The timing of deliveries of nuclear products within a calendar year is at the discretion of customers. A 2% decrease in the realized selling price partially offset the effect of the higher deliveries. Most conversion sales are at fixed prices and have not yet fully benefited from the recent significant increase in UF6 spot prices.

In 2006, our total cost of products and services sold, including DDR, was $85 million compared to $38 million in 2005. The increased costs are attributed to the rise in conversion sales volume, the inclusion of Zircatec’s cost of sales and higher costs for purchased conversion, which have trended up with the rise in the UF6 spot price.
In 2006, earnings before taxes from the fuel services business declined to $14 million from $16 million in 2005, while the gross profit margin decreased to 16% from 32%. The lower profitability was due to the higher cost of purchased conversion coupled with the fixed prices of the sales contracts. Also impacting the gross margin was the rescheduling of the UF6 plant’s annual maintenance shutdown to April in 2006 rather than July as in 2005.
Fuel Services Outlook for Third Quarter 2006
For the third quarter of 2006, our fuel services revenue is projected to increase by about 5% compared to the second quarter due to an expected increase in deliveries. We expect the gross profit to be similar to the second quarter.
Fuel Services Outlook for the Year 2006
Cameco expects 2006 revenue from the fuel services business to be nearly 50% higher than in 2005 due to an anticipated 10% increase in deliveries, a 5% improvement in the average realized selling price and the inclusion of sales from Zircatec. We project the gross profit margin to be 15%, down from 18% reported in 2005, as the expected increase in the unit cost is likely to more than offset the higher anticipated price.
As mentioned earlier, we have entered into product loan agreements with two customers. We have conversion services deliveries of 1.0 million kgU to these customers, which will result in Cameco deferring revenue recognition for these deliveries in 2006. Conversion services sales volume in 2006 is expected to total 19.0 million kgU, of which revenue will be recognized on 18.2 million kgU in 2006. This compares to sales of 16.6 million kgU in 2005.
The third quarter and the 2006 financial results outlook for the fuel services business segment is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no disruption of supply from our facilities or third-party sources, and

•	a US/Canadian spot exchange rate of $1.12.
Fuel Services Price Sensitivity Analysis
The majority of fuel services sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results for fuel services are relatively insensitive to changes in the spot price for conversion. The newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio for conversion services will be positively impacted by these higher fixed-price contracts.

UF6 Conversion Market Update
Spot market UF6 conversion prices increased slightly during the quarter for North American conversion services and remained unchanged for European conversion services. Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services.

		June 30/06	March 31/06	June 30/05	March 31/05
Average spot market price ($US/kgU)
•	North America	11.63	11.50	11.75	12.00
•	Europe	12.00	12.00	11.75	12.00
Outlined below are the industry average long-term prices (TradeTech and UxC) for North American and European conversion services. Both prices increased during the quarter.

		June 30/06	March 31/06	June 30/05	March 31/05
Average long-term price ($US/kgU)
•	North America	12.25	11.75	11.88	11.88
•	Europe	13.50	13.00	12.63	12.63
Fuel Services Operations Update
Production
Blind River Refinery
At our Blind River refinery, we continue to utilize unused production capacity to produce additional UO3 required to supply Springfields Fuels Ltd. (SFL) in addition to the Port Hope requirements. Production for the second quarter was 5.0 million kgU compared to 3.7 million kgU in the second quarter of 2005. Production in the first six months was 10.4 million kgU compared to 8.2 million kgU for the same period in 2005. We expect to produce 18.0 million kgU for the year, our plant licence capacity limit. Annual production in 2005 was 15.1 million kgU.
We have filed an application with the CNSC to extend the Blind River licence renewal by one year to the end of February 2008. The extension will allow the licence renewal and the proposed capacity increase to 24 million kgU to be considered at a single set of licensing hearings. We anticipate we will present the licence extension application at a CNSC hearing in October 2006.
Port Hope Conversion Facility
We produced 2.2 million kgU as UF6 and UO2 in the second quarter of 2006 compared to 2.6 million kgU in the second quarter of 2005 at our Port Hope conversion plants. The lower production reflects the annual month-long plant maintenance, which took place in April 2006. In 2005, the scheduled maintenance took place in July. We changed the maintenance schedule to avoid restarting the plant during the warmest months of the year. The second quarter production was also 0.3 million kgU lower than forecast in the first quarter report due to a mechanical failure of production equipment.
Cameco expects to produce 3.5 million kgU in the third quarter compared to the production of 2.4 million kgU in the third quarter of 2005.
Production for the first six months of 2006 was 5.4 million kgU, down 13% from 6.2 million kgU during the same period for 2005, primarily due to the earlier scheduling of the annual maintenance shutdown in the second quarter. Fluorine generation capacity restrictions and mechanical failures of some plant equipment also negatively affected production.
We expect to produce 12.7 million kgU for the year, which is below our initial annual target of 14.2 million kgU due to the impact of the fluorine capacity restrictions and plant equipment failure. In 2005, 11.4 million kgU were produced.
We have significantly increased our community outreach program in Port Hope through the implementation of a series of ongoing community liaison forums, community newsletters, newspaper advertising, an open house and a Port Hope dedicated website (camecoporthope.com). The response from the community has been very positive with excellent attendance at our forums and open house.
Fuel Manufacturing
As we acquired Zircatec on February 1, 2006, the reporting of production in 2006 will be for 11 months. The total for the 11 months in 2006 is expected to be 749,000 kgU. In the second quarter, the production of finished fuel was 223,000 kgU, slightly below our target of 225,000 kgU.
The first eight low void reactivity fuel (LVRF) bundles have been manufactured and sent to Bruce Power. Work continues to modify the Zircatec plant for manufacturing LVRF bundles in commercial quantities for next year and to meet the regulatory process for licence renewal and amendment.
The process of integrating Zircatec into the Cameco group of companies continues to go well. We have aligned Zircatec’s compensation package for salaried employees to be consistent with the rest of Cameco. The change has been communicated to salaried employees and is being well received.
Zircatec held a successful public information day in Port Hope. Many people attended to learn about our manufacturing process, meet Zircatec employees and have their questions answered.
Port Hope Re-licensing
The conversion facility and the fuel manufacturing operations in Port Hope are about to undergo the licence renewal processes. We submitted documents in support of the licence renewal during the second quarter. The two-day hearings before the CNSC are scheduled for the fourth quarter of 2006. Zircatec’s application includes an amendment to allow for the commercial manufacturing of the LVRF bundles. Both facilities have five-year licences that expire in early 2007.

NUCLEAR ELECTRICITY GENERATION
These results reflect the new partnership structure that was created on October 31, 2005 following the division of the Bruce Power site assets between Bruce B operations (Bruce Power Limited Partnership or BPLP) and Bruce A operations (Bruce Power A Limited Partnership or BALP). Effective November 1, 2005, Cameco’s 31.6% interest in BPLP includes the four Bruce B units and does not include the A units.
Immediately following the restructuring, Cameco began to proportionately consolidate its share of BPLP’s financial results. Our move to this new method of accounting was driven by incremental changes to the partnership agreement, which resulted in joint control among the three major partners. Proportionate consolidation is required for investments in jointly controlled entities. For the first six months of 2006, our results reflect a four-unit operation, which is accounted for on a proportionate basis. For the first six months of 2005, our financial results reflected a six-unit operation, which was accounted for on an equity basis.

Highlights
Bruce Power Limited Partnership (100% basis)1

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Output — terawatt hours (TWh)	6.7	7.3	13.3	15.5
Capacity factor (%)[2]	94	71	95	76
Realized price ($/MWh)	48	53	49	51
Average Ontario electricity spot price ($/MWh)	45	60	48	58
($ millions)
Revenue	318	385	652	796
Operating costs[3]	189	328	371	634
Cash costs
- operating & maintenance[4]	117	220	231	418
- fuel	17	18	31	37
- supplemental rent[5]	28	41	57	82
Non cash costs (amortization)	27	49	52	97
Income before interest and finance charges	129	57	281	162
Interest and finance charges	11	17	23	34
Earnings before taxes	118	40	258	128
Cash from operations	159	89	239	211
Capital expenditures	11	100	33	153
Operating costs ($/MWh)	29	46	29	42
Distributions	145	50	280	50

[1]	In 2006, BPLP consists of the four B units, while in 2005 it included six units (four B and two A units).

[2]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[3]	Net of cost recoveries, of which the majority are related to the common costs recovered from BALP.

[4]	Due to the inclusion of a $14 million recovery from Bruce A in supplemental rent, first quarter reporting of supplemental rent was overstated and operating & maintenance costs were understated (net effect on costs is zero). For the six months ended June 30, 2006 first quarter results have been adjusted to reflect the correct treatment.

[5]	Supplemental rent is about $28.3 million per operating reactor for 2006.
In the second quarter of 2006, BPLP generated cash from operations of $159 million compared to $89 million in the second quarter of 2005. The increase reflects a higher capacity factor and lower operating costs. Capital expenditures for the second quarter of 2006 totalled $11 million compared to $100 million during the same period in 2005.
BPLP also distributed $145 million to the partners in the second quarter, with Cameco’s share being $46 million. The partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.

Cameco’s Earnings from BPLP

	Three months ended		Six months ended
	June 30		June 30
($ millions)	2006	2005	2006	2005
BPLP’s earnings before taxes (100%)	118	40	258	128
Cameco’s share of pre-tax earnings before adjustments	37	12	82	40
Proprietary adjustments	1	2	2	3
Pre-tax earnings from BPLP	38	14	84	43
Second Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $38 million during the second quarter compared to $14 million over the same period in 2005. This increase in 2006 is due to a higher capacity factor and lower operating costs. In addition, in the second quarter of 2005, higher operating costs were incurred due to extended planned outages on two units.
Output
BPLP achieved a capacity factor of 94% in the second quarter of 2006, compared to 71% in the same period of 2005. During the second quarter of 2006, the BPLP units generated 6.7 TWh of electricity compared to 7.3 TWh in 2005, which included output from the two operating Bruce A units throughout the entire quarter.
Outlined below are the maintenance activities for BPLP that occurred during the second quarter of 2006.
Planned Outages

Bruce B Units	•	No planned outages.
Unplanned Outages

Bruce B Unit 7	•	Return to service on April 3 following an outage that began April 1 to repair a turbine.

	•	Returned to service on May 18 following an outage that began May 14 to repair a turbine.

	•	Returned to service on June 16 following an outage that began June 9 to repair the fueling machine.
During the second quarter of 2006, the B reactors were offline for 12 days. In the second quarter of 2005, the B reactors experienced 54 days of planned maintenance and 47 days of unplanned outages.
Price
For the second quarter of 2006, BPLP’s electricity revenue decreased to $318 million from $385 million over the same period in 2005 due to lower output and lower spot prices.

The realized price achieved from a mix of contract and spot sales averaged $48 per            MWh in the quarter, down from $53 per MWh in the same quarter of 2005. During the quarter, the Ontario electricity spot price averaged $45 per MWh, compared to $60 per MWh in the second quarter of 2005. The lower spot prices during the quarter were attributable to reduced demand due to moderate weather, lower natural gas and coal prices and better performance of coal-fired and nuclear plants. Over the second quarter of 2006, it is estimated that coal-fired plants have set the price 75% of the time.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the second quarter of 2006, about 48% of BPLP output was sold under fixed-price contracts, down slightly from the 52% level during the same period in 2005.
Cameco provides guarantees to customers under its fixed-price contracts of up to $154 million. At June 30, 2006, Cameco’s actual exposure under these guarantees was $32 million. In addition, Cameco has agreed to provide up to $133 million in guarantees to CNSC and $58 million to Ontario Power Generation Inc. (OPG) to support other BPLP commitments. Of these amounts, corporate guarantees have been issued for $24 million to CNSC and $58 million to OPG at June 30, 2006.
Costs
Operating costs (including amortization) were $189 million in the second quarter of 2006, compared with $328 million in the same period of 2005. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the second quarter of 2006 was $29, compared with $46 in the second quarter of 2005.
Year to Date
Earnings Before Taxes
For the six months ended June 30, 2006, BPLP earnings before taxes were $258 million compared to $128 million in 2005. The absence of any planned outages to date in 2006, combined with substantially fewer forced outages, has contributed to a substantially higher capacity factor and reduced operating costs. For the year-to-date, Cameco’s earnings before tax from BPLP amounted to $84 million compared to $43 million for the same period in 2005.
Output
For the first six months of the year, the BPLP units achieved a capacity factor of 95%, compared with 76% in the same period last year. These units produced 13.3 TWh during the first half of 2006, a decrease of 2.2 TWh over the same period last year. The decrease primarily reflects the loss of output from the A units, partially offset by higher output from the B units.
Price
For the first six months of 2006, BPLP’s electricity revenue totalled $652 million, compared to $796 million in the first half of 2005. During the period, BPLP’s realized price averaged $49 per MWh from a mix of contract and spot sales compared with $51 per MWh during the same period last year. The Ontario electricity spot price averaged about $48 per MWh during the first half of the year, compared to $58 per MWh a year ago.
During the first half of 2006, about 48% of BPLP’s output was sold under fixed-price contracts compared to 49% in the same period in 2005.
Costs
For the first half of 2006, operating costs were $371 million, compared with $634 million in the same period in 2005. This decrease primarily reflects the costs of a four-unit site in 2006 versus the six-unit site in 2005, and higher costs associated with planned and forced outages in 2005.
BPLP’s Outlook for Third Quarter 2006
Third quarter earnings from BPLP are projected to be similar to the second quarter of 2006. Results, however, are sensitive to the Ontario electricity price and the operating performance of the BPLP units.
BPLP’s Outlook for 2006
In 2006, capacity factors for the B units are expected to average in the low 90% range compared to 79% in 2005. After investing significant capital on refurbishing the B units over the past few years, we anticipate a significant reduction in time and expenditure on refurbishment programs in 2006, with only one planned outage. The planned outage is expected to last for two months, beginning in the third quarter.
BPLP earnings in 2006 are projected to be marginally less than in 2005 mainly due to expected lower electricity prices, which were very strong in 2005.
The third quarter and 2006 earnings outlook for BPLP assumes the B units will achieve their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices.
Electricity Price Sensitivity Analysis
BPLP has 13 TWh sold under fixed-price contracts for 2006. This would represent about 50% of Bruce B’s generation at its planned capacity factor. For the remainder of 2006, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $1 million.
New Fuel for BPLP
During the quarter, one of the BPLP reactor units (B7) was loaded with four low void reactivity fuel (LVRF) bundles. The new fuel bundles will remain in the reactor for approximately one year to demonstrate the new fuel design.
The new fuel offers enhanced safety margins as the bundle employs a mixture of dysprosium with uranium oxide in the fuel pellets. The dysprosium enhances the safety of the reactor by serving as a brake to slow the nuclear chain reaction in the unlikely event of a loss of coolant. During normal operation, the braking effect is compensated by a slightly higher concentration of uranium 235, 1% instead of 0.7%.
Using traditional fuel, the maximum reactor power permitted by the CNSC for a Bruce B unit is currently 93%. At this level, the Bruce B units have a net generation capacity of about 3,200 MW. With the LVRF and plant modifications, BPLP expects to increase output to 96% of full capacity, equivalent to about 3,400 MW of net generation.
GOLD
Cameco owns about 53% of Centerra, which is listed on the Toronto Stock Exchange (TSX). Centerra owns and operates two mines, Kumtor which is located in the Kyrgyz Republic and Boroo located in Mongolia.
Financial Highlights

	Three months ended		Six months ended
	June 30		June 30
$ Cdn	2006	2005	2006	2005
Revenue ($ millions)	121	118	229	230
Gross profit ($ millions)	45	35	80	62
Gross profit %	37	30	35	27
Realized price (US$/ounce)	632	423	587	420
Sales volume (ounces)	169,000	225,000	341,000	445,000
Production (ounces) [1]	165,000	213,000	318,000	426,000

[1]	Represents 100% of production from the Kumtor and Boroo mines.
Gold Results
Second Quarter
In the second quarter of 2006, revenue from our gold business increased by $3 million to $121 million compared to the second quarter of 2005, while the gross profit margin increased to 37% from 30%. The higher revenue was a result of increased gold prices, partially offset by lower production at Kumtor. The realized price for gold rose to $632 (US) per ounce in the quarter compared to $423 (US) per ounce in the second quarter of 2005, due to higher spot prices.
The benefit of the higher price was partially offset by lower production at both Kumtor and Boroo. Kumtor’s production was 100,000 ounces compared to 138,000 ounces in the second quarter 2005. This decrease was due to a lower mill head grade that averaged 2.9 grams per tonne (g/t) in the quarter compared to 3.7 g/t in the same period in 2005.
Production at Boroo was 65,000 ounces in the quarter compared to 75,000 ounces in the second quarter of 2005. The average head grade of ore fed to the mill was 4.1 g/t compared to 4.2 g/t in the same period last year.

Year to Date
In the first six months of 2006, revenue from our gold business decreased by $1 million to $229 million compared to $230 million in 2005, while the gross profit margin increased to 35% from 27%. The decline in revenue was attributable to lower production at Kumtor being largely offset by increased gold prices. The realized price for gold rose to $587 (US) per ounce in the first six months compared to $420 (US) per ounce in 2005, due to higher spot prices.
The benefit of the higher price was partially offset by lower production at both Kumtor and Boroo. Kumtor’s production was 188,000 ounces compared to 279,000 ounces in 2005. This decrease was due to a lower mill head grade that averaged 2.6 g/t in the quarter compared to 3.7 g/t in the same period in 2005.
Production at Boroo was 130,000 ounces in the quarter compared to 147,000 ounces in 2005. The average head grade of ore fed to the mill was 4.0 g/t compared to 4.5 g/t in the same period last year.
Gold Market Update
The average spot market gold price during the first six months of 2006 was $591 (US) per ounce, an increase of 38% compared to $427 (US) per ounce in 2005.
Gold Outlook for the Year 2006
Production for the full year 2006 will be lower than the previous forecast as a result of the recently announced pit wall ground movement experienced at the Kumtor mine in July of 2006. We now expect Kumtor production to be about 300,000 ounces of gold in 2006 compared to the previous estimate of 410,000 to 420,000 ounces.
At Boroo, on a 100% basis, we continue to expect production for the full year 2006 of 270,000 to 275,000 ounces of gold in 2006.
Overall, we now expect production in 2006 of 570,000 to 575,000 ounces of gold in 2006 compared to the previous expectation of 680,000 to 695,000 ounces.
Gold Price Sensitivity Analysis
For the remainder of 2006, a $25.00 (US) per ounce change in the gold spot price would change Cameco revenue by about $7 million (Cdn), cash flow by about $6 million (Cdn) and net earnings by about $3 million (Cdn).
Political Update
Kyrgyz Republic
Government opposition parties continue to demand constitutional reform. In view of Kumtor’s importance to the Kyrgyz Republic, Centerra is co-operating with the government to develop a three to 10-year outlook for Kumtor that will assist the government to plan future economic development.

Centerra continues to operate in the normal course in the country. Centerra continues to engage in negotiation with various governmental bodies regarding tax and other matters, and with its labour force on the renewal of its collective agreement.
Mongolia
A windfall profits tax was passed without notice by the Parliament in May 2006. The new law imposes a 68% tax when gold reaches $500 (US). The tax does not apply to the Boroo deposit, which is protected by a Stability Agreement with the Mongolian government. In addition, the Parliament approved revised mineral and tax laws on July 8, 2006. While the details of the revised mineral and tax laws are not yet available and will require analysis, the passage of these much debated amendments eliminates uncertainty and should permit Centerra to begin negotiations with the Mongolian government for a Stability Agreement (or Investment Contract, as it is named under the revised mineral laws) for its Gatsuurt deposit. The development of the project will likely be suspended until an Investment Contract is in place that guarantees the legal and tax regime applicable to the project.
Pit Wall Ground Movement at Kumtor
A pit wall ground movement occurred at the Kumtor minesite on July 13, involving a significant portion of the northeast wall. The fallen rock sits above the northern floor of the Kumtor pit and makes it unsafe, at the present time, to continue mining in this area. The 2006 mine plan anticipated about 125,000 ounces of gold to be produced from this area in the mine.
The ground movement did not reduce the amount of reserves in the pit because the affected ounces remain within the ultimate life-of-mine pit design. Centerra is re-sequencing mining of the orebody and will continue to mine at full capacity. Delays in equipment delivery will continue to slow the rate of mining.
The volume of the rock from the ground movement appears to be significantly less than that experienced in a similar event in 2002. Centerra has been following the advice of geotechnical experts to lower the angle of the pit wall. Since 2002, the high wall angle has been lowered from 42 degrees to 36 degrees and the final push back for that area of the pit, which has already commenced (above the ground movement), is designed to be 34 degrees.
Mining will continue in the southern part of the pit. Additional ore for the mill will come from lower grade stockpiles. Also, Centerra is exploring the opportunity to advance mining at the South West pit and to accelerate conversion of Sarytor from resources to reserves and development of an open pit. With the delayed access to the north-eastern stock work zone, Centerra is also examining the possibility to accelerate access to the promising SB area of the Kumtor pit.
The impact on 2007 production is still being assessed.

NUCLEAR INDUSTRY DEVELOPMENTS
Canada
The province of Ontario has announced that it will proceed with the Ontario Power Authority’s December 2005 plan to overhaul the province’s generating capacity, ensuring reliability of supply with stable prices. This requires maintaining nuclear capacity of 14,000 MWe. OPG will be directed to begin the approval process to build reactors at an existing plant. In addition, a feasibility study will be conducted to determine which of the province’s existing reactors can be economically refurbished to extend their lifespans. The government said it prefers to use Candu technology in the construction of new reactors, however, its decision will be based on which companies can offer the best technology at the most competitive prices. Currently, Ontario receives about 50% of its electricity from nuclear power.
On June 30, the CNSC announced its decision to renew the operating licence for New Brunswick Power’s (NB Power) single-unit Point Lepreau nuclear power plant until June 30, 2011. A planned outage for the refurbishment of the unit is planned to start in April 2008 and last 18 months, thereby extending the plant’s design lifetime of around 30 years by a further 25 to 30 years. Point Lepreau is a 635 MWe Candu reactor that was first connected to the grid in 1982 and went into commercial operation in 1983. It was originally scheduled to operate until 2008.
United States
On June 23, 2006, the Nuclear Regulatory Commission (NRC) issued a combined construction and operating licence (COL) to Louisiana Energy Services (LES) to build the National Enrichment Facility (NEF) in Lea County, New Mexico. NEF is the first major nuclear facility licensed in the US in over 30 years. LES filed its licence application on December 15, 2003. Construction of the $1.5 billion (US), three million SWU plant is set to begin in August 2006, with first production anticipated in 2008. Production is expected to reach one million SWU per year by 2009, and three million SWU per year by 2013.
In the US, 12 entities (up from the 11 reported in the first quarter) are proceeding with applications for either an early site permit (ESP) or a COL for potential new nuclear power plants. The latest announcement came from NRG Energy, which is planning to apply for a COL late in 2007 for two nuclear power units at the existing South Texas Project (STP) nuclear power plant. If approved, construction could begin in 2009 with the units possibly coming online as early as 2014, adding a combined gross capacity of 2,700 MWe.
A new coalition for Clean and Safe Energy (CASEnergy) has been launched by Greenpeace co-founder Patrick Moore and former New Jersey Governor Christine Todd Whitman. The CASEnergy coalition intends to champion the cause of nuclear energy as a safe, reliable and cost-effective way to meet US energy demands and protect the environment.
In the second quarter, the NRC renewed the operating licences of five reactors for an additional 20 years. All three units at the Browns Ferry nuclear power plant in Alabama have been renewed for an additional 20 years–unit 1, which is prepared for restart in 2007, will be able to operate until 2033, while units 2 and 3 will be able to operate until 2034 and 2036. Licences for Units 1 and 2 at the Brunswick plant in North Carolina have also been renewed and will be able to operate until 2036 and 2034 respectively. Out of the 103 US reactors, 44 have been granted life extensions, while operators of 34 reactors have applied for or have indicated their intent to apply for life extensions.
In May, the US government released its “Uranium Marketing Annual Report” for 2005. Key points include:
•	US utility inventories increased 12% to 65 million pounds U3O8 equivalent,

•	US utility purchases were approximately 2 million pounds higher than in 2004, totalling 66 million pounds at a weighted average price of $14.36 (US), a 14% increase in price from the previous year,

•	10% of purchases were under spot contracts (5% fewer spot contracts than in 2004) and the remaining 90% were under term contracts, and

•	uncovered demand for the forward 10-year period decreased 1% from the previous year to 66% of total requirements.
On May 31, the US Department of Commerce (DOC) found that revocation of the Russian suspension agreement would likely lead to the continuation or recurrence of uranium dumping. Interested parties have indicated they will appeal the DOC’s final results. On July 18, the International Trade Commission (ITC) found that revocation of the Russian suspension agreement would likely lead to the continuation or recurrence of material injury to the US uranium industry. These rulings mean that the Russian suspension agreement will continue and Russian uranium sales to the US will be limited to the quotas set out in the USEC Privatization Act – 17 million pounds U3O8 equivalent and 5.5 million separative work units (SWU) in 2006. The nuclear press is reporting that the Russian and US governments have been discussing nuclear co-operation between the two countries, and Russia has stated it wishes to have freer access to US markets. As such there is the possibility that a compromise will be negotiated, which will allow Russia to sell additional product (above the current quota) into the US in the future.
World Reactor News
A 20-year lifetime extension agreement for the Netherlands’ Borssele nuclear power plant was signed on June 16, 2006. The single-unit, 450 MWe pressurized water reactor will operate until 2033, for a total of 60 years.
On June 15, 2006, unit 3 at India’s Tarapur nuclear power plant was connected to the national grid. The 540 MWe pressurized heavy water reactor achieved first criticality on May 21, boosting India’s total gross nuclear capacity from 3,350 MWe to 3,890 MWe.
The first unit of the Tianwan nuclear power plant in China’s eastern Jiangsu province was connected to the national grid on May 12. Tianwan-1, a Russian-designed light water VVER-1000, achieved first criticality in December 2005 and its connection brings the total number of operating units in China to 10. Construction began in October 1999.

Other
In a July review of its energy policy titled “The Energy Challenge,” the UK government confirmed that a new set of nuclear power stations could make a significant contribution to Britain’s energy needs alongside renewable energy sources. The government stated that nuclear power is a cost-effective source of clean power, which contributes to the diversity of its energy supplies. The review also stated that the government would not subsidize new nuclear plants, and that the initiative would have to come from the private sector. However, the government said it would tackle potential barriers to new build by launching a “strategic siting assessment” in early 2007.
The 2005 edition of the OECD/IAEA “Red Book” estimates the identified amount of conventional uranium resources that can be mined for less than $50 (US) per pound U3O8, to be about 12.3 billion pounds U3O8 (up from 11.9 billion in 2003). Based on geological evidence and knowledge of uranium in phosphates, the Red Book estimates more than 90 billion pounds U3O8 are available for exploitation. The report forecasts that, by 2025, world nuclear energy capacity will grow to between 450 GWe and 530 gigawatts (GWe) from the present 370 GWe. This will raise annual uranium requirements to between 208 and 260 million pounds U3O8, compared with 175 million pounds U3O8 in 2005.
In May, the EURATOM Supply Agency (ESA) released its 2005 annual report. In 2005, EU utilities loaded 55 million pounds U3O8 equivalent of fresh fuel into reactors compared to 50 million pounds in 2004. Looking forward, ESA reports annual uranium requirements will decline by about 17% over the next 10 years, presumably as a result of the planned phase-outs in Europe. Prices for multi-year and spot contracts increased, averaging $16.06 (US) and $21.19 (US) per pound U3O8 respectively. This is an increase from $13.97 (US) and $12.51 (US) in 2004.
At the World Nuclear Fuel Market meeting in Seattle in early June, Tenex’s Vadim Mikerin stated that Russia would not enter into an HEU-II deal. While this would imply that HEU deliveries would not be made to western companies post-2013, it is not clear if Russia will continue to downblend HEU stocks for internal use.
LIQUIDITY AND CAPITAL RESOURCES
The following represents the material changes in liquidity and capital resources since March 31, 2006.
Commercial Commitments
Commercial commitments at June 30, 2006 decreased by 7% to $320 million from $345 million at March 31, 2006. Our obligations to provide financial guarantees supporting BPLP decreased by $22 million, while standby letters of credit decreased by $3 million to the end of the quarter. At June 30, 2006, commercial commitments included financial guarantees for BPLP of $114 million and standby letters of credit of $206 million.
Credit Ratings

The following table provides Cameco’s third party ratings for our commercial paper, senior debt and convertible debentures, as of March 31, 2006:

Security	DBRS	S&P
Commercial Paper	R-1 (low)	A-1 (low)*
Senior Unsecured Debentures	A (low)	BBB+
Convertible Debentures	BBB (high)	Not Rated

*A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements with access to about $750 million in unsecured lines of credit.
Commercial lenders have provided a $500 million five-year unsecured revolving credit facility, available until November 30, 2010, with annual extension provisions. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At June 30, 2006, there were no amounts outstanding under this credit facility.
Various financial institutions have entered into agreements to provide Cameco up to approximately $250 million in short-term borrowing and letter of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. At June 30, 2006, outstanding letters of credit amounted to $206 million.
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At June 30, 2006, there were no amounts outstanding under the commercial paper program.
Cameco has arranged for standby product loan facilities with two Cameco customers. The arrangements, which were finalized in June and July of 2006, allow Cameco to borrow up to 5.6 million pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1.4 million kgU can be borrowed in the form of UF6. Any borrowings will be secured by letters of credit and are payable in kind. Under the loan facilities, standby fees of 0.5% to 2.25% are payable based on the market value of the facilities, and interest is payable on the market value of any amounts drawn at rates ranging from 4.0% to 5.0%.
Revenue from future deliveries to these counterparties (up to the limit of the loan facilities) will be deferred until the loan arrangements have been terminated.
The market value of the facilities is based on the quoted market price of the products at June 30, 2006 and was approximately $270 million (US). As at June 30, 2006, the company did not have any loan amounts outstanding under the facilities.

Additional Information
There have been no material changes to Cameco’s contractual obligations since December 31, 2005, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to the MD&A in Cameco’s 2005 Annual Report.
For further information regarding commitments and contingencies, refer to note 12 of the consolidated financial statements dated June 30, 2006.
OUTSTANDING SHARE DATA
At June 30, 2006, there were 351.3 million common shares and one Class B share outstanding. In addition, there were 8.4 million stock options outstanding with exercise prices ranging from $3.13 to $41.00 per share. Cameco also has convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 21.2 million common shares at a conversion price of $10.83 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued interest. At current share prices, we expect existing holders to convert to equity.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this MD & A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316
INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO	Cameco Corporation	CIBC Mellon Trust Company
Toronto Stock Exchange	2121 — 11th Street West	320 Bay Street, P.O. Box 1
	Saskatoon, Saskatchewan	Toronto, Ontario
CCJ	S7M 1J3	M5H 4A6
New York Stock Exchange
	Phone: 306-956-6200	Phone: 800-387-0825
Convertible Debentures	Fax: 306-956-6318	(North America)
CCO.DB	Web: cameco.com	Phone: 416-643-5500
Toronto Stock Exchange		(outside North America)
- End

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Six Months Ended
	Jun 30/06	Jun 30/05	Jun 30/06	Jun 30/05

Financial (in millions)
Revenue	$417	$287	$959	$503
Earnings from operations	89	37	233	52
Net earnings	149	32	266	59
Adjusted net earnings (i)	76	32	193	59
Cash provided by (used in) operations	40	(45)	326	38
Working capital (end of period)			878	750
Net debt to capitalization			8%	16%

Per common share
Net earnings — Basic	$0.42	$0.09	$0.76	$0.17
- Diluted	0.40	0.09	0.72	0.17
- Diluted, adjusted (i)	0.21	0.09	0.52	0.17
Dividend	0.04	0.03	0.08	0.06

Weighted average number of paid common shares outstanding (in thousands)	351,132	347,526	350,536	346,982

Average uranium spot price for the period (US$/lb)	$43.42	$27.67	$41.19	$24.73

Sales volumes
Uranium (in thousands lbs U3O8)	5,563	6,803	17,554	11,068
Uranium conversion (tU)	4,294	2,980	7,626	5,425
Gold (troy ounces)	169,000	225,000	341,000	445,000
Electricity (TWh)	2.1	2.3	4.2	4.9
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Six Months Ended
Cameco Production	Share	Jun 30/06	Jun 30/05	Jun 30/06	Jun 30/05

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,250	3,714	5,945	6,489
Rabbit Lake	100.0%	1,615	1,581	2,596	3,056
Crow Butte	100.0%	179	213	366	433
Smith Ranch Highland	100.0%	404	338	767	621

Total		5,448	5,846	9,674	10,599

Uranium conversion (tU)	100.0%	2,431	2,583	5,780	6,193

Gold (troy ounces)
Kumtor	100.0%	100,000	138,000	189,000	279,000
Boroo	100.0%	65,000	75,000	130,000	147,000

Total		165,000	213,000	319,000	426,000

(i)	Net earnings for the three and six month periods ended June 30, 2006 have been adjusted to exclude $73 million ($0.19 per share) in net earnings related to the recovery of taxes due to tax legislation changes enacted by the provincial and federal governments. Adjusted net earnings is a non-GAAP measure. Cameco believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As At
	Jun 30/06	Dec 31/05

Assets
Current assets
Cash and cash equivalents	$480,697	$623,193
Accounts receivable	255,706	340,498
Inventories	425,337	399,675
Supplies and prepaid expenses	184,649	152,790
Current portion of long-term receivables, investments and other	8,509	8,303

	1,354,898	1,524,459

Property, plant and equipment	3,102,715	2,871,337
Long-term receivables, investments and other	205,866	196,747
Goodwill	172,364	180,232

	3,480,945	3,248,316

Total assets	$4,835,843	$4,772,775

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$342,413	$350,399
Dividends payable	14,052	10,487
Current portion of long-term debt	7,300	156,699
Current portion of other liabilities	48,635	43,724
Future income taxes	64,722	73,910

	477,122	635,219

Long-term debt	699,436	702,109
Provision for reclamation	170,565	167,568
Other liabilities	118,886	98,609
Future income taxes	395,006	444,942

	1,861,015	2,048,447

Minority interest	372,535	360,697

Shareholders’ equity
Share capital	801,628	779,035
Contributed surplus	527,290	523,300
Retained earnings	1,352,729	1,114,693
Cumulative translation account	(79,354)	(53,397)

	2,602,293	2,363,631

Total liabilities and shareholders’ equity	$4,835,843	$4,772,775

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended
	Jun 30/06	Jun 30/05	Jun 30/06	Jun 30/05

Revenue from
Products and services	$417,397	$287,120	$959,337	$503,353

Expenses
Products and services sold	245,860	163,570	547,777	294,455
Depreciation, depletion and reclamation	44,005	45,291	94,573	82,361
Administration	34,969	27,311	68,308	50,613
Exploration	12,007	12,491	24,792	23,662
Research and development	585	729	1,326	1,370
Interest and other [note 5]	(7,675)	1,210	(8,074)	623
Gain on sale of assets	(1,727)	(114)	(1,961)	(1,315)

	328,024	250,488	726,741	451,769

Earnings from operations	89,373	36,632	232,596	51,584

Earnings from Bruce Power [note 2]	—	14,022	—	43,458
Other income (expense) [note 6]	(1,513)	739	(3,912)	316

Earnings before income taxes and minority interest	87,860	51,393	228,684	95,358
Income tax expense (recovery) [note 7]	(77,405)	8,838	(64,802)	18,299
Minority interest	16,595	10,121	27,367	18,335

Net earnings	$148,670	$32,434	$266,119	$58,724

Basic earnings per common share [note 8]	$0.42	$0.09	$0.76	$0.17

Diluted earnings per common share [note 8]	$0.40	$0.09	$0.72	$0.17

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Six Months Ended
	Jun 30/06	Jun 30/05

Retained earnings at beginning of period	$1,114,693	$938,809
Net earnings	266,119	58,724
Dividends on common shares	(28,083)	(20,820)

Retained earnings at end of period	$1,352,729	$976,713

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended
	Jun 30/06	Jun 30/05	Jun 30/06	Jun 30/05

Operating activities
Net earnings	$148,670	$32,434	$266,119	$58,724
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	44,005	45,291	94,573	82,361
Provision for future taxes [note 7]	(97,283)	(365)	(115,380)	2,970
Deferred revenue recognized	(20,034)	(11,386)	(25,802)	(18,748)
Unrealized (gains) losses on derivatives	(2,547)	2,961	(2,715)	2,602
Stock-based compensation [note 9]	4,303	4,043	8,421	6,834
Gain on sale of assets	(1,727)	(114)	(1,961)	(1,315)
Earnings from Bruce Power [note 2]	—	(14,022)	—	(43,458)
Equity in (earnings) loss from associated companies	1,513	(739)	3,912	1,001
Minority interest	16,595	10,121	27,367	18,335
Other operating items [note 11]	(53,562)	(113,691)	71,013	(70,953)

Cash provided by (used in) operations	39,933	(45,467)	325,547	38,353

Investing activities
Acquisition of net business assets, net of cash acquired	(39)	—	(83,856)	—
Additions to property, plant and equipment	(103,898)	(54,676)	(199,331)	(101,164)
Increase in long-term receivables, investments and other	(11,168)	(1,802)	(25,450)	(4,426)
Proceeds on sale of property, plant and equipment	1,384	66	1,575	1,183

Cash used in investing	(113,721)	(56,412)	(307,062)	(104,407)

Financing activities
Decrease in debt	(1,700)	—	(153,300)	—
Increase in debt	—	128,532	9,500	154,364
Short-term financing	—	—	—	(14,544)
Issue of shares	3,949	8,182	17,904	14,879
Dividends	(14,037)	(10,410)	(24,524)	(19,056)

Cash provided by (used in) financing	(11,788)	126,304	(150,420)	135,643

Increase (decrease) in cash during the period	(85,576)	24,425	(131,935)	69,589
Exchange rate changes on foreign currency cash balances	(10,930)	1,705	(10,561)	1,525
Cash at beginning of period	577,203	234,516	623,193	189,532

Cash at end of period	$480,697	$260,646	$480,697	$260,646

Supplemental cash flow disclosure
Interest paid	$9,695	$7,441	$22,147	$13,562
Income taxes paid	$14,512	$9,019	$54,993	$34,399

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2005 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

2.	Bruce Power L.P. (“BPLP”)

Cameco holds a 31.6% limited partnership interest in BPLP. Prior to November 1, 2005, Cameco accounted for its interest in BPLP using the equity method. Since November 1, 2005, Cameco has proportionately consolidated its share of BPLP.

Financial Assurances

Cameco, as a partner in BPLP, has provided the following financial assurances, with varying terms to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At June 30, 2006, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $153,700,000. Cameco’s actual exposure under these guarantees was $31,500,000 at June 30, 2006.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,300,000.
3.	Long-Term Debt

The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at June 30, 2006 was approximately $921,000,000.

Cameco has arranged for standby product loan facilities with two Cameco customers. The arrangements, which were finalized in June and July of 2006, allow Cameco to borrow up to 5,560,000 pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1,400,000 kilograms of uranium can be borrowed in the form of UF6. Any borrowings will be secured by letters of credit and are payable in kind. Under the loan facilities, standby fees of 0.5% to 2.25% are payable based on the market value of the facilities, and interest is payable on the market value of any amounts drawn at rates ranging from 4.0% to 5.0%.

Revenue from future deliveries to these counterparties (up to the limit of the loan facilities) will be deferred until the loan arrangements have been terminated.

The market value of the facilities is based on the quoted market price of the products at June 30, 2006 and was approximately $271,000,000 (US). As at June 30, 2006, the company did not have any loan amounts outstanding under the facilities.

4.	Share Capital
(a)	At June 30, 2006, there were 351,307,030 common shares outstanding.

(b)	Options in respect of 8,393,242 shares are outstanding under the stock option plan and are exercisable up to 2015. Upon exercise of certain existing options, additional options in respect of 72,500 shares would be granted. For the quarter ended June 30, 2006, 387,570 options were exercised (June 30, 2005 – 1,368,960). For the six months ended June 30, 2006, 1,731,814 options were exercised (June 30, 2005 – 2,283,220).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
5.	Interest and Other

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/06	Jun 30/05	Jun 30/06	Jun 30/05

Interest on long-term debt	$10,741	$7,563	$23,176	$14,717
Other interest and financing charges	379	393	835	848
Interest income	(7,527)	(1,325)	(13,509)	(2,638)
Foreign exchange gains	(353)	(291)	(170)	(903)
(Gains) losses on derivatives	(3,108)	584	(2,715)	(167)
Capitalized interest	(7,807)	(5,714)	(15,691)	(11,234)

Net	$(7,675)	$1,210	$(8,074)	$623

6.	Other Income (Expense)

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/06	Jun 30/05	Jun 30/06	Jun 30/05

Equity in earnings (loss) of associated companies	$(1,513)	$739	$(3,912)	$(1,001)
Dividends on portfolio investments	—	—	—	1,317

Net	$(1,513)	$739	$(3,912)	$316

7.	Income Tax Expense (Recovery)

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/06	Jun 30/05	Jun 30/06	Jun 30/05

Current income taxes	$19,878	$9,203	$50,578	$15,329
Future income taxes	(97,283)	(365)	(115,380)	2,970

Income tax expense (recovery)	$(77,405)	$8,838	$(64,802)	$18,299

During the quarter, the federal and provincial governments enacted amendments to current tax legislation, which provided for a reduction in corporate tax rates. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was a reduction of $73,000,000.
In addition, confirmation was received with respect to deductibility of the Saskatchewan provincial resource surcharge for years prior to 1999. As a result, a $12,000,000 reduction of future taxes was recorded.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
8.	Per Share Amounts

	Three Months Ended			Six Months Ended
(thousands)	Jun 30/06	Jun 30/05		Jun 30/06	Jun 30/05

Basic earnings per share computation

Net earnings	$148,670	$32,434		$266,119	$58,724

Weighted average common shares outstanding	351,132	347,526		350,536	346,982

Basic earnings per common share	$0.42	$0.09		$0.76	$0.17

Diluted earnings per share computation

Net earnings	$148,670	$32,434		$266,119	$58,724
Dilutive effect of:
Convertible debentures	2,241	(a	)	4,483	(a	)

Net earnings, assuming dilution	$150,911	$32,434		$270,602	$58,724

Weighted average common shares outstanding	351,132	347,526		350,536	346,982
Dilutive effect of:
Convertible debentures	21,209	(a	)	21,209	(a	)
Stock options	4,642	5,162		4,769	5,364

Weighted average common shares outstanding, assuming dilution	376,983	352,688		376,514	352,346

Diluted earnings per common share	$0.40	$0.09		$0.72	$0.17

(a)	Excluded from the calculation, as the instrument was not potentially dilutive to earnings during the period.
9.	Stock-Based Compensation

Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 21,344,848 shares have been issued.

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees in 2006. For the quarter ended June 30, 2006, the amount recorded was $4,303,000 (2005 — $4,043,000). For the six months ended June 30, 2006, the amount recorded was $8,421,000 (2005 — $6,834,000).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	Six Months Ended
(thousands)	Jun 30/06	Jun 30/05

Number of options granted	1,519,830	2,558,880
Average strike price	$41.03	$26.97
Expected dividend	$0.16	$0.12
Expected volatility	35%	34%
Risk-free interest rate	4.0%	3.5%
Expected life of option	4 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$13.19	$8.32

10.	Business Acquisition

Effective February 1, 2006, Cameco acquired a 100% interest in Zircatec Precision Industries, Inc. for $108,884,000. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors. The acquisition was accounted for using the purchase method and the results of operations are included, as to 100%, in the consolidated financial statements from February 1, 2006.

The allocation of the purchase price for the acquisition has not yet been finalized. The preliminary allocation of the purchase price, based on management’s estimates, is as follows:

(thousands)

Cash and other working capital	$22,789
Property, plant and equipment	106,860
Net liabilities	(20,765)

Net assets acquired	$108,884

Financed by:
Cash	$108,884

11.	Statements of Cash Flows

Other Operating Items

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/06	Jun 30/05	Jun 30/06	Jun 30/05

Inventories	$(46,858)	$(52,237)	$(20,318)	$(90,202)
Accounts receivable	4,512	(62,791)	98,563	57,877
Accounts payable and accrued liabilities	5,340	7,709	(9,515)	(63,342)
Bruce Power distributions	—	15,800	—	15,800
Other	(16,556)	(22,172)	2,283	8,914

Total	$(53,562)	$(113,691)	$71,013	$(70,953)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
12.	Commitments and Contingencies

The following represent the material legal claims against the company and its subsidiaries.
(a)	Cameco’s wholly owned subsidiary, Power Resources Inc. (“PRI”), and two unrelated third parties have been sued in the United States District Court for the District of Wyoming by Mountain West Mines Inc. (“MWM”). MWM claims that PRI and the other defendants owe it royalties on uranium mined in the Powder River Basin of Wyoming (which encompasses the Highland and Smith Ranch operations). PRI’s exposure consists of unpaid royalties plus interest, and a continuing royalty on uranium from its operations within the Powder River Basin of approximately four percent of the selling price. MWM has submitted an expert report claiming that the amount of unpaid royalties is $6,690,755 (US) for the period 1993 through 2003 and the amount of interest thereon is $4,153,607 (US) as of January 7, 2005. On April 29, 2005, a hearing was held on MWM’s motion that the Statement of Defense filed by PRI and the other defendants be struck, and the competing motion by PRI and the two other defendants that MWM’s complaint be struck. The Magistrate Judge issued a report to the presiding judge on May 27, 2005 recommending that the defendant’s motion to strike MWM’s complaint be granted. The presiding judge endorsed the report of the Magistrate Judge and issued a judgment on September 15, 2005 dismissing MWM’s claim and awarding the defendant’s legal costs. The judgment has been appealed and oral argument on the appeal is expected to take place in September 2006.

Management is of the opinion, after review of the facts with counsel, that PRI will prevail and, therefore, this action will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(b)	On February 9, 2006, Cameco was served with a Statement of Claim issued out of the Ontario Superior Court of Justice by Rio Algom Limited (“Rio Algom”). Cameco is named in the Statement of Claim as a co-defendant with The Attorney General of Canada. In the Statement of Claim, Rio Algom is claiming against Cameco and The Attorney General of Canada $75,000,000 in damages plus costs and pre-judgment interest. The claim relates to tailings management costs incurred by Rio Algom for the now defunct uranium mines in the Elliott Lake area of northern Ontario. Rio Algom claims it is entitled to recover these costs under uranium sales agreements entered into in the 1950s by Rio Algom’s predecessors and Eldorado Nuclear Mining and Refining Ltd., a federal crown corporation. Rio Algom claims Cameco is now responsible for Eldorado Nuclear Mining and Refining Ltd.’s historical liabilities. Cameco has retained counsel in Ontario to defend it on the basis that it is not a successor of Eldorado Nuclear Mining and Refining Ltd.. Efforts of counsel were successful and an Order has been filed dismissing this action against Cameco, without costs.
13.	Subsequent Event

On July 13, 2006 there was a pit wall failure at the Kumtor minesite in Kyrgyzstan. No gold reserves or significant assets have been lost but the timing of access to some high-grade ore has been altered.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
14. Segmented Information

		Fuel			Inter-
For the three months ended June 30, 2006	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$140,988	$57,393	$104,254	$121,450	$(6,688)	$417,397
Expenses
Products and services sold	87,721	46,320	51,053	65,263	(4,497)	245,860
Depreciation, depletion and reclamation	17,622	4,702	11,084	11,472	(875)	44,005
Exploration	6,393	—	—	5,614	—	12,007
Research and development	—	585	—	—	—	585
Other expense	1,499	—	—	—	—	1,499
Gain on sale of assets	(627)	—	—	(1,342)	—	(1,969)
Non-segmented expenses						27,550

Earnings before income taxes and minority interest	28,380	5,786	42,117	40,443	(1,316)	87,860
Income tax recovery						(77,405)
Minority interest						16,595

Net earnings						$148,670

		Fuel	(a)		(a)
For the three months ended June 30, 2005	Uranium	Services	Electricity	Gold	Adjustments	Total

Revenue	$139,271	$30,311	$127,250	$117,538	$(127,250)	$287,120
Expenses
Products and services sold	82,571	19,797	90,258	61,202	(90,258)	163,570
Depreciation, depletion and reclamation	21,985	1,901	19,025	21,405	(19,025)	45,291
Exploration	4,531	—	—	7,960	—	12,491
Research and development	—	729	—	—	—	729
Other (income) expense	(1,063)	—	3,945	—	(3,945)	(1,063)
Gain on sale of assets	(87)	(2)	—	(25)	—	(114)
Earnings from Bruce Power					(14,022)	(14,022)
Non-segmented expenses						28,845

Earnings before income taxes and minority interest	31,334	7,886	14,022	26,996	—	51,393
Income tax expense						8,838
Minority interest						10,121

Net earnings						$32,434

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment was accounted for by the equity method of accounting in these consolidated financial statements to October 31, 2005 and the associated revenues and expenses prior to restructuring are eliminated in the adjustments column.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
14. Segmented Information

		Fuel			Inter-
For the six months ended June 30, 2006	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$425,498	$101,395	$213,722	$228,811	$(10,089)	$959,337
Expenses
Products and services sold	247,302	78,587	101,074	127,613	(6,799)	547,777
Depreciation, depletion and reclamation	45,649	7,308	21,919	20,894	(1,197)	94,573
Exploration	12,275	—	—	12,517	—	24,792
Research and development	—	1,326	—	—	—	1,326
Other expense	3,894	—	—	—	—	3,894
Gain on sale of assets	(645)	—	—	(1,316)	—	(1,961)
Non-segmented expenses						60,252

Earnings before income taxes and minority interest	117,023	14,174	90,729	69,103	(2,093)	228,684
Income tax recovery						(64,802)
Minority interest						27,367

Net earnings						$266,119

		Fuel	(a)		(a)
For the six months ended June 30, 2005	Uranium	Services	Electricity	Gold	Adjustments	Total

Revenue	$217,093	$56,104	$262,779	$230,156	$(262,779)	$503,353
Expenses
Products and services sold	133,612	34,949	173,532	125,894	(173,532)	294,455
Depreciation, depletion and reclamation	36,915	3,369	37,670	42,077	(37,670)	82,361
Exploration	9,006	—	—	14,656	—	23,662
Research and development	—	1,370	—	—	—	1,370
Other (income) expense	(975)	—	8,119	—	(8,119)	(975)
Gain on sale of assets	(129)	(2)	—	(1,184)	—	(1,315)
Earnings from Bruce Power					(43,458)	(43,458)
Non-segmented expenses					—	51,895

Earnings before income taxes and minority interest	38,664	16,418	43,458	48,713	—	95,358
Income tax expense						18,299
Minority interest						18,335

Net earnings						$58,724

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment was accounted for by the equity method of accounting in these consolidated financial statements to October 31, 2005 and the associated revenues and expenses prior to restructuring are eliminated in the adjustments column.